September 12, 2017	TSX.V - GIGA

Giga Metals Announces Board Appointment
in Support of its New Battery Metals Strategy

(Vancouver, BC) – Mark Jarvis, CEO of Giga Metals Corp. (the “Company”), trading symbol – GIGA, (formerly Hard Creek Nickel Corp.) today announced the appointment of Dr. Jonathan Hykawy as a new Director of the Company.

Dr. Hykawy, who also serves on the Board of Cobalt 27 Capital Corp. (TSX.V – KBLT; FSE – 27O) was trained as an experimental physicist and worked at some of the most prestigious laboratories in North America, including the Chalk River Laboratories of Atomic Energy of Canada Limited as well as the Sudbury Neutrino Observatory. He, along with the rest of the Sudbury Neutrino Observatory Collaboration, was awarded the 2016 Breakthrough Prize in Fundamental Physics. He also earned a MBA degree from Queen’s University, after which he began working in the financial industry in Toronto. Dr. Hykawy has been an equities analyst on Bay Street since 2000, covering technologies such as batteries and fuel cells, and the critical materials used to manufacture these technologies, including lithium, cobalt and the rare earths.

Dr. Hykawy has made nickel, cobalt and other battery materials a key part of his research focus since 2009, when he helped found Byron Capital Markets, a boutique brokerage operation that specialized in researching the industry and companies involved in various critical material sectors. His current business, Stormcrow Capital Limited, consults with various clients, including private equity investors, large multinational corporations and junior mining companies, who are involved in critical materials. Stormcrow’s work includes analysis of supply and demand within a commodity sector, as well as future pricing projections.

Dr. Hykawy is widely quoted on battery materials such as cobalt, and is an invited speaker at such conferences as the 1-2-1 Mining Summit series, the Mines and Money series, the Lithium Supply and Markets series, the Roskill Rare Earths Conferences, the Argus Metals Week and Rare Earth Conferences, and various other events held around the world.

“Dr. Hykawy will add tremendous value to our Board as we investigate new opportunities in the battery metals sector,” said Mark Jarvis. “His depth of knowledge and contacts in this specialized area will aid in our goal of assembling a portfolio of quality assets capable of delivering critical materials to the battery manufacturers.”

“I am very pleased to be joining the Board of Giga Metals,” said Jon Hykawy. “Management’s vision of being able to provide high quality materials at premium prices to industries such as the battery sector is exciting. I look forward to being involved in the execution of this vision.”

The Company also announced that it has granted 100,000 options with a strike price of $0.22 and a term of 5 years to Dr. Hykawy.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. Nickel and Cobalt are metals of particular interest. The Company’s Turnagain Project, a nickel and cobalt resource located in northern British Columbia, is a core asset which contains substantial quantities of these two critical battery metals. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel: 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com